EXHIBIT 3.1

NOBLE INTERNATIONAL, LTD.

AMENDMENTS TO AMENDED AND RESTATED BYLAWS

ADOPTED AUGUST 31, 2007

The following amendments to the Amended and Restated Bylaws of Noble International, Ltd. have been adopted by the Corporation’s Board of Directors effective August 31, 2007.

Section 3.13 shall be amended to read in full as follows:

“3.13 Chairman of the Board and Vice Chairman of the Board. The Board of Directors shall elect, from among the directors, by the affirmative vote of a majority of the total number of directors then in office, a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. In the discretion of the Board of Directors, the Chairman of the Board of Directors shall be appointed as an officer of the Corporation. The Chairman of the Board of Directors shall preside at all meetings of the stockholders, in accordance with Article II, and of the Board of Directors, and shall have such other powers and perform such other duties as may be prescribed for him or her by the Board of Directors or provided in these Bylaws. If the Chairman of the Board of Directors is not present at a meeting of the Board of Directors, or if there is a vacancy in the position of Chairman of the Board of Directors, then the Vice Chairman of the Board of Directors shall preside at such meeting, and, if the Vice Chairman of the Board of Directors is not present at such meeting, then a majority of the directors present at such meeting shall elect one of their members to so preside. The Board of Directors shall seek to fill any vacancy in the position of Chairman of the Board of Directors as expeditiously as possible.”

A new Section 3.19 shall be added, as follows:

“3.19 Chief Executive Officer. The Chief Executive Officer of the Corporation shall be nominated to serve as a director of the Corporation.”

Section 4.1(a) shall be amended to read in full as follows:

“4.1 Corporate Officers.

(a) The officers of the Corporation shall be a Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents (the number thereof and their respective titles to be determined by the Board) and, to the extent that the duties are not assumed by the President, a Secretary, a Chief Financial Officer (Treasurer), a Chief Operating Officer and such other officers as may be appointed at the discretion of the Board in accordance with the provisions of Section 4.1(b).”

Section 4.6 shall be amended to read in full as follows:

“4.6 Chief Executive Officer. The Chief Executive Officer of the Corporation shall be the chief executive officer of the Corporation, unless otherwise determined by the Board, and shall have, subject to the control of the Board, general and active supervision and management over the business of the Corporation and over its several subordinate officers, assistants, agents and employees.”

Section 4.12 shall be amended to read in full as follows:

“4.12 Chairman of the Board of Directors. In addition to the duties set forth in Section 3.13, the Chairman of the Board of Directors of the Corporation shall have such power and perform such duties as the Board may from time to time prescribe.”

Section 4.12 shall be renumbered as Section 4.13 to read in full as follows:

“4.13 Compensation. The compensation of the officers of the Corporation shall be fixed from time to time by the Board. None of such officers shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation. Nothing contained herein shall preclude any officer from serving the Corporation, or any subsidiary corporation, in any other capacity and receiving proper compensation therefor.”

2